210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Progression Free Survival Data for Phase 2 Study of REOLYSIN® in Squamous Cell Lung Cancer

CALGARY, AB, October 22, 2013 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that a poster presentation covering progression free survival (PFS) and final tumour response data from its U.S. Phase 2 single arm clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel (REO 021), is being made today at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. The conference is being held in Boston, MA from October 19-23.

The investigators reported that there were 25 evaluable patients, each of whom had received between two and 12 cycles of therapy.  Of the evaluable patients who had more than one cycle of therapy, 23 (92%) exhibited overall tumour shrinkage. When evaluated for best response, which is the best percentage response recorded on study compared to baseline, 10 patients (40%) had partial responses (PRs), while a further 14 (56%) showed stable disease (SD), and one (4%), had progressive disease (PD). Using RECIST criteria to evaluate best overall response, 10 patients (40%) had partial responses (PRs), 12 (48%) showed stable disease (SD) and three (12%), had progressive disease (PD).  31.8% of patients with sufficient follow up had a PFS greater than six months. A copy of the poster presentation, which includes a waterfall graph showing individual patient data, will be available on the Company's website at http://www.oncolyticsbiotech.com/presentations.

About Lung Cancer
The American Cancer Society estimates that in 2013, approximately 228,190 new cases of lung cancer will be diagnosed. Between 85% and 90% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas account for 25-30% of all lung cancers. Lung cancer is by far the leading cause of cancer death among both men and women. There will be an estimated 159,480 deaths from lung cancer in the United States in 2013, accounting for around 27% of all cancer deaths. Lung cancer is the leading cause of cancer death, with more people dying each year of lung cancer than from colon, breast, and prostate cancers combined. For more information about lung cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II squamous cell carcinoma lung cancer trial, future trials in this indication, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com